SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549

                              ____________________

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                HONEYWELL INC.
             (Exact name of registrant as specified in its charter)

               Delaware                               41-0415010
     (State of Incorporation or Organization)        (IRS Employer
                                                  Identification No.)

      Honeywell Plaza, Minneapolis, Minnesota                 55408
     (Address of principal executive offices)                (Zip Code)

     Securities to be registered pursuant to Section 12(b) of the Act:

                                             Name of each exchange
               Title of each class           on which each class is
               to be so registered           to be registered

               Preference Stock Purchase     New York Stock Exchange
                 Rights

     Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of Class)


          ITEM 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED.

                    On January 16, 1996, the Board of Directors of Honeywell Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of Common Stock to stockholders of record at the close of business on the expiration date of the prior Rights Agreement (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series B Junior Participating Preference Stock, par value $1.00 per share (the "Preference Stock"), at a Purchase Price of $150, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Chemical Mellon Shareholder Services L.L.C., as Rights Agent.

                    Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) ten (10) business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of fifteen percent (15%) or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), other than as a result of repurchases of stock by the Company or certain inadvertent actions by institutional or certain other stockholders, or (ii) ten
          (10) business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning fifteen percent (15%) or more of such outstanding shares of Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and
          (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preference Stock will be issued.

                    The Rights are not exercisable until the Distribution Date and will expire at the close of business on March 7, 2006, unless earlier redeemed by the Company as described below.

                    As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

                    In the event that a Person becomes the beneficial owner of more than fifteen percent (15%) of the then outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock that the independent directors determine to be fair to and otherwise in the best interests of the Company and its stockholders), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

                    For example, at an exercise price of $150 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $300 worth of Common Stock (or other consideration, as noted above) for $150. Assuming that the Common Stock had a per share value of $50 at such time, the holder of each valid Right would be entitled to purchase 6 shares of Common Stock for $150.

                    In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger which follows an offer described in the second preceding paragraph), or (ii) fifty percent (50%) or more of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

                    At any time until ten (10) business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price. The foregoing notwithstanding, the Rights generally may not be redeemed for one hundred eighty (180) days following a change in a majority of the Board as a result of a proxy contest.

                    Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

                    Any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment may be made at such time as the Rights are not redeemable.

                    As of February 16, 1996, there were 188,031,627 shares of Common Stock of the Company outstanding and 60,619,101 shares of Common Stock of the Company in the treasury. As of March 4, 1996, options to purchase 6,057,226 shares of Common Stock were outstanding. Each share of Common Stock of the Company outstanding at the close of business on March 7, 1996, will receive one Right. So long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company may issue Rights when it issues Common Stock only if the Board deems it to be necessary or appropriate, or in connection with the issuance of shares of Common Stock pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company. Two million shares of Preference Stock are initially reserved for issuance upon exercise of the Rights.

                    The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become discount Rights unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its stockholders as determined by a majority of the Directors who are not affiliated with the person making the offer, or willing to negotiate with the Board. The Rights should not interfere with any merger or other business combination approved by the Board since the Board may, at its option, at any time until ten days following the Stock Acquisition Date redeem all but not less than all the then outstanding Rights at the Redemption Price.

                    In addition, certain provisions of the Company's Restated Certificate of Incorporation may have anti-takeover effects. The Restated Certificate of Incorporation provides, among other things, that a Business Combination (as defined) with a stockholder holding 10% or more of the Voting Stock (as defined) be approved by a majority of unaffiliated stockholders unless such Business Combination is approved by a majority of the Continuing Directors (as defined) or certain minimum price and other criteria are satisfied. In addition, the By-laws of the Company provide, among other things, that stockholders wishing to nominate a director or propose other action at an annual meeting give advance written notice of such nomination or proposal not less than 50 days nor more than 75 days prior to such annual meeting and that special meetings of stockholders may only be called by the Board, the Chairman or the President of the Company.

                    The Rights Agreement, dated as of January 16, 1996, between the Company and Chemical Mellon Shareholder Services L.L.C., as Rights Agent, specifying the terms of the Rights and including the form of Certificate of Designation, Preferences and Rights setting forth the terms of the Preference Stock as an exhibit thereto, is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

          ITEM 2.   EXHIBITS.

               1 Rights Agreement, dated as of January 16, 1996, between Honeywell Inc. and Chemical Mellon Shareholder Services L.L.C., as Rights Agent, including the form of Certificate of Designation, Preferences and Rights setting forth the terms of the Series B Junior Participating Preference Stock, par value $1.00 per share, as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preference Stock as Exhibit C. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).


                                    SIGNATURE

                    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

          Dated:  March 4, 1996         Honeywell Inc.

                                        By:/s/ Edward D. Grayson
                                           ___________________________
                                           Name:  Edward D. Grayson
                                           Title: Vice President and General
                                                    Counsel


                                  EXHIBIT INDEX

     Exhibit      Description                                          Page

        1 Rights Agreement, dated as of January 16, 1996, between Honeywell Inc. and Chemical Mellon Shareholder Services L.L.C., as Rights Agent, including the form of Certificate of Designation, Preferences and Rights setting forth the terms of the Series B Junior Participating Preference Stock, par value $1.00 per share, as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preference Stock as Exhibit C. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).